

Mail Stop 4720   May 2, 2011

Ms. Irina Cudina
President and Chief Executive Officer
Farmacia Corporation
204/2 Alba Yulie Street, Suite 68
Kishineu, MD 2001, Moldova

> **Re: Farmacia Corporation**
> **Registration Statement on Form S-1**
> **Amendment no. 7 filed April 25, 2011**
> **File No. 333-163815**

Dear Ms. Cudina:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Dilution of the Price You Pay for Your Shares

1.   You state that your tangible net book value attributable to shareholders as of common stock at January 31, 2010 was a deficit of $13,794. It appears this date should be January 31, 2011. Please revise or advise us.

If 100% of the shares are sold, page 13

2.   With respect to your response to prior comment two, please revise your disclosure to correctly describe the net tangible book value in the first sentence of this section as "pro forma net tangible book value".   This comment also applies to your disclosure of pro forma net tangible book value amounts based on if 60% of the shares are sold and if the minimum number of shares is sold.

Exhibit 23.1

3. Due to the change made to the audit report, please have your independent accountants file a currently dated consent.

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your exhibits, amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Richard O. Weed, Esq.
        Weed & Co., LLP
        4695 MacArthur Court, Suite 1430
        Newport Beach, California 92660

        Business Filings Incorporated
        Agent for Service
        6100 Neil Road, Suite 500
        Reno, Nevada 89511